O’Melveny & Myers LLP 2501 North Harwood Street Suite 1700 Dallas, TX 75201-1663	T: +1 972 360 1900 F: +1 972 360 1901 omm.com

October 21, 2022

VIA EDGAR

Mr. Michael Purcell, Staff Attorney

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Next Bridge Hydrocarbons, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 5, 2022

File No. 333-266143

Dear Mr. Purcell:

On behalf of Next Bridge Hydrocarbons, Inc., a Nevada corporation (the “Company”), set forth below are the Company’s responses to the letter dated October 19, 2022 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s above-referenced Amendment No. 2 to Registration Statement on Form S-1 filed under the Securities Act of 1933 on October 5, 2022 (the “Form S-1/A”).

The Company has responded below to the Staff’s comments included in the Letter. Reference is made in the Company’s responses to the pre-effective Amendment No. 3 to the Form S-1/A filed by the Company with the Commission on October 21, 2022 (the “Amended Registration Statement”), which Amended Registration Statement reflects certain updates to address the comments from the Staff included in the Letter. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the Company’s response to the comment.

Business Overview, page 1

1.

We note the new disclosure that you may consider strategic options, including partnering with, or the possible sale of any or all of your assets to, third parties. As applicable, please consider expanding your disclosure if you have current plans to enter into any of the referenced strategic options.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

The Company respectfully advises the Staff that the Company is not currently engaged in any negotiations or discussions with third parties in respect of any strategic options. The disclosures have been clarified in the Amended Registration Statement as follows:

“We plan to operate our business through our wholly owned subsidiaries transferred to us from Meta, Torchlight Energy, Inc., a Nevada corporation, Hudspeth Oil Corporation, a Texas corporation, Torchlight Hazel, LLC, a Texas limited liability company, and Hudspeth Operating, LLC, a Texas limited liability company. In addition, we may consider strategic options, including partnering with, or the possible sale of any or all of our assets to, third parties; however, we are not currently engaged in any negotiations or discussions with third parties in respect of any strategic options.”

. . .

“There can be no assurance that our financing strategy or strategic alternatives will result in a transaction satisfactory to holders of our Common Stock.

. . .

Regardless of whether we execute a partnership, sale, merger or financing transaction, the adverse pressures negatively impacting our business that we have been or are currently experiencing may continue or intensify, including the risk that we may not be able to continue as a going concern. We are not currently engaged in any negotiations or discussions with third parties in respect of any strategic options.”

Risk factors

Litigation may adversely affect our business, financial condition, and results of operations, page 9

2.

We note your response to prior comment 1 and reissue it. We further note that the spin-off transaction has not been completed yet and the matter appears on-going. Additionally, we note the indemnification provisions in the distribution agreement. Please revise.

The Company respectfully advises the Staff that neither the Company nor any of the individuals who will serve as directors or officers following the spin-off transaction have been named in or otherwise involved in the pending enforcement inquiry pending against Meta Materials, Inc. (formerly known as Torchlight Energy Resources, Inc.). Under the Distribution Agreement, the Company would be entitled to seek recovery from Meta Materials, Inc. for any loss that the Company might incur with respect to such action. The disclosure has been updated in the Amended Registration Statement as follows:

“Legal Proceedings

. . .

In September 2021, Meta received a subpoena from the SEC Division of Enforcement, in a matter captioned In the Matter of Torchlight Energy Resources, Inc. The subpoena requests that Meta produce certain documents and information related to, among other things, the merger involving Torchlight and Metamaterial Inc. Meta is cooperating and intends to continue to cooperate with the SEC’s investigation. While neither we nor any of the individuals who will serve as directors and officers following the Spin-Off have been named or otherwise involved in the SEC enforcement action, in the event we incur any loss with respect to such action we will be entitled to seek recovery from Meta pursuant to the indemnification provisions set forth under the Distribution Agreement.”

Business

Our Properties, page 38

3.

We have read your response to prior comment 2 and note the revised drilling activity table on page 39 does not clarify if the dry and productive wells presented represent the number of gross and net wells drilled. If the wells shown represent the number of gross wells, please expand the table to additionally provide the number of corresponding net wells and clearly label the wells as gross or net. Refer to the disclosure requirements in Item 1205(a) of Regulation S-K.

The Company respectfully advises the Staff that the Company has updated the disclosure and the table regarding the net number of wells drilled during the periods covered in the Amended Registration Statement as follows:

“The development costs for 2020 include work in the Orogrande and Hazel Projects in West Texas and for 2021 the development costs include work solely in the Orogrande Project. . . . During the fiscal years ended December 31, 2021 and 2020, and for the quarter ended June 30, 2022, we drilled development and exploratory net wells as set forth in the table below.

Drilling Activities

	June 30, 2022	December 31, 2021		December 31, 2020
Hazel Project (Texas)
Dry	0.00	1.60		0.80
Productive	0.00	0.00		0.00
Orogrande Project (Texas)
Dry	0.00	0.67	(1)	0.00
Productive	0.00	2.66		0.00

(1)	Represents drilling re-entry to explore more of the formation.”

4.

We have read your response to prior comment 3 and note the revised table of productive wells on page 40 does not clarify if the wells presented represent the number of gross or net wells. If the wells shown represent the number of gross wells, please expand the table to additionally provide the number of corresponding net wells and clearly label the wells as gross or net. Refer to the disclosure requirements in Item 1208(a) and (c) of Regulation S-K.

The Company respectfully advises the Staff that the Company has updated the table regarding the number of productive and test wells of the Company for the periods covered in the Amended Registration Statement as follows:

	June 30, 2022		December 31, 2021		December 31, 2020
	Gross	Net	Gross	Net	Gross	Net
Productive Wells
Oil	5.00	2.67	5.00	2.67	5.00	2.67
Gas	4.00	2.66	4.00	2.66	1.00	0.67
Test Wells
Salt Water Disposal	3.00	2.13	3.00	2.13	2.00	1.33
Fresh Water Supply	3.00	2.00	3.00	2.00	2.00	1.33
Plug & Abandon	5.00	3.87	5.00	3.87	4.00	3.07

Oil and Natural Gas Reserves, page 40

5.

We have read your response to prior comment 5 and reviewed the updated reserve report filed as Exhibit 99.1. We note both the updated reserve report summary table and the associated economics continue to present estimated net proved reserves which is inconsistent with the disclosure in your Registration Statement and the statement in the reserves report that the “wells do not reflect a positive present value to Torchlight Energy Resources, Inc.” It is our understanding that the Torchlight receives no production revenue from the two Hazel wells until after the outstanding balance owed Masterson Hazel Partners has been repaid. Based on the statements in the Registration Statement and the reserves report, it appears that the forecast of future income from these wells as of December 31, 2021 is insufficient to reimburse the outstanding costs. If true, the Torchlight has no economically producible reserves pursuant to Rule 4-10(a)(10) of Regulation S-X as required for the disclosure of proved reserves and future net cash flows. Please obtain and file a revised reserves report that removes the figures in the summary tables on page 3 presenting estimates of proved producing reserves and future cash flows and the associated economic tables attached to the report. The revised report should include a statement consistent with the disclosure on pages 40, 41 and 42 of the Registration Statement, e.g. concluding that based on calculations performed by the third party engineer, there are no proved reserves or future net revenue from the wells as of December 31, 2021 after giving effect to the obligation to pass revenue through to MHP to reimburse drilling costs incurred by under the terms of the Option Agreement.

The Company’s independent petroleum engineer, PeTech Enterprises, Inc. (“PeTech”), has prepared a revised reserve report dated as of October 21, 2022, which has been filed as Exhibit 99.1 to the Amended Registration Statement which reflects that there are no proved reserves or future net revenue from the wells as of December 31, 2021 after giving effect to the obligation to pass revenue through to MHP to reimburse drilling costs incurred by under the terms of the Option Agreement.

6.

We have read your response to prior comment 6 and note both your amended Registration Statement on page 41 and the updated third party reserve report on pages 2 and 3 continue to include estimates of ultimate recovery for the Hazel Flying B Ranch #3H and #4H wells. Please remove the disclosures of ultimate recovery from your filing and from the updated reserve report. For additional guidance, refer to Rule 4-10(a)(10) and (a)(26) of Regulation S-X.

As noted in the response to Comment 5, PeTech has prepared a revised reserve report dated as of October 21, 2022, which has been filed as Exhibit 99.1 to the Amended Registration Statement and removes the disclosure of ultimate recovery. Further, the Company respectfully advises the Staff that the Company has updated the disclosure to remove references to the ultimate recovery for the Hazel Flight B Ranch #3H and #4H wells as follows:

“The operating expenses reflect a substantial reduction from previous years as electric power is available and water is now disposed of on location after we drilled or converted a well to be used for saltwater disposal. Initial gross oil production from the Flying B Ranch #3H well reached 8,319 Bbl per month and 31,613 Bbl per month of water. The initial gross monthly production rate for the Flying B Ranch #4H was estimated to be 4,200 Bbl. Although we will receive no future revenue from these wells until their estimated depletion because all of such revenue, after deducting expenses to produce the oil, is to be received by MHP directly and credited toward the recoupment of drilling costs incurred by MHP.”

Exhibits

Exhibit Number 99.1 Report of Independent Petroleum Engineers, page II-3

7.

We have read your updated third party reserve report filed as Exhibit 99.1 and note the report does not appear to fully address all of the disclosure requirements pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserve report to address the following point:

•

The report should specify the initial benchmark prices and the average realized prices after adjustments for location and quality differentials, by product type for the reserves included in the report as part of the discussion of the economic assumptions (Item 1202(a)(8)(v)).

As noted in the response to Comment 5, PeTech has prepared a revised reserve report dated as of October 21, 2022, which has been filed as Exhibit 99.1 to the Amended Registration Statement and specifies the initial benchmark and average realized prices after adjustments for the reserves included in the report.

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If you have any questions or wish to discuss any matters with respect to this letter, please do not hesitate to contact me by telephone at (972) 360-1914 or by email at jjacobsen@omm.com.

Respectfully submitted, /s/ O’Melveny & Myers LLP

O’Melveny & Myers LLP
Jack Jacobsen, Partner

cc:

Ken Rice

Chairman and Chief Financial Officer

Next Bridge Hydrocarbons, Inc.

6300 Ridglea Place, Suite 950

Fort Worth, TX 76116

Certificate of Next Bridge Hydrocarbons, Inc.

The undersigned, Ken Rice, the Chairman and Chief Financial Officer of Next Bridge Hydrocarbons, Inc. (the “Company”), hereby represents to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on behalf of the Company as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In witness whereof, the undersigned has caused this Certificate of Next Bridge Hydrocarbons, Inc. to be signed on behalf of the Company on the 21st day of October, 2022.

Next Bridge Hydrocarbons, Inc.

By:	/s/ Ken Rice
Name:	Ken Rice
Title:	Chairman and Chief Financial Officer